Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	31 May 2007	*No of sheets:*	*1*

Current report 30/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 30 May 2007 the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A., at the request of the Minister of the State Treasury, designated PLN 3 395 130 230.53 as a shareholders dividend, representing PLN 16.98 per share.

The General Shareholders Meeting established the following:
- right to dividend date: 25 June 2007,
- dividend payment dates: PLN 1 697 565 115.53 on 10 July 2007, and PLN 1 697 565 115 on 10 September 2007.

Legal basis: § 39 sec. 1 point 7 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

PREZES ZARZĄDU
Krzysztof Skóra

WICEPREZES ZARZĄDU
Marek Fusiński

07024004

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2007 MAY 31 A 8:01

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	31 May 2007	*No of sheets:*	*13*

Current report 31/2007

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Ordinary General Shareholders Meeting on 30 May 2007:

Resolution Nr 1/2007
regarding: election of the Chairman of the General Shareholders Meeting, with the following wording:

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders Meeting, the following is resolved:
I. Andrzej Leganowicz is hereby elected as Chairman of the General Shareholders Meeting.
II. This resolution comes into force on the date it is taken.

Resolution Nr 2/2007
The General Shareholders Meeting resolves the following:

I. Point 14 of the agenda, regarding changes in the number of members and composition of the Supervisory Board, is hereby removed.
II. This resolution comes into force on the date it is taken.

Resolution Nr 3/2007
The General Shareholders Meeting resolves the following:

I. The order of the points of the agenda is changed, so that point 8c is moved to and replaces point 14 of the agenda
II. This resolution comes into force on the date it is taken.

Resolution Nr 4/2007
regarding: acceptance of the agenda of the General Shareholders Meeting, with the following wording:

The General Shareholders Meeting resolves the following:
I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General

Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 8 May 2007, Nr 88/2007, item 5473, reflecting previously-accepted changes, based on removing point 14 from the agenda as respects changes in the number of members and composition of the Supervisory Board, and placing point 8c in next-to-last place in the agenda.
II. This resolution comes into force on the date it is taken.

Resolution Nr 5/2007
regarding: approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. for financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (i.e. Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. for financial year 2006.
II. This resolution comes into force on the date it is taken.

Resolution Nr 6/2007
regarding: approval of the Financial Statements of the Company for financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (i.e. Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation carried out by the Supervisory Board, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Financial Statements of KGHM Polska Miedź S A. for financial year 2006, consisting of:

- the introduction to the financial statements,

- the balance sheet at 31 December 2006, which shows total assets and liabilities of PLN 12 506 118 552.19 [PLN 12 506 119 thousand] or twelve billion, five hundred six million, one hundred eighteen thousand, five hundred fifty-two and nineteen one-hundredths PLN,

- the income statement for the period from 1 January to 31 December 2006, which shows a net profit of PLN 3 395 130 230.53 [PLN 3 395 130 thousand] or three billion, three hundred ninety-five million, one hundred thirty thousand, two hundred and thirty and fifty-three one-hundredths PLN,

- the statement of changes in equity for the period from 1 January to 31 December 2006 showing an increase in equity at the end of the period of PLN 1 716 781 572.36 [PLN 1 716 781 thousand] or one billion, seven hundred sixteen million, seven hundred eighty-one thousand, five hundred and seventy-two and thirty-six one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2006, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 501 257 452.43 [PLN 501 257 thousand] or five hundred and one million, two hundred fifty-seven thousand, four hundred fifty-two and forty-three one-hundredths PLN,

Exemption number: 82 4639

and

- explanatory notes and additioral info-mation.

II. This resolution comes into force on the date it is taken.

Resolution Nr 7/2007
regarding: denying approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Marek Szczerbiak, member of the Management Board of KGHM Polska Miedź S.A., did not fulfil his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 10 February 2006).
II. This resolution comes into force on the date it is taken.

Resolution Nr 8/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Krzysztof Skóra, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (for the period in which he was temporarily delegated to serve as President of the Management Board of KGHM Polska Miedź S.A., i.e. from 10 February 2006 to 24 February 2006, and for the period in which he served as President of the Management Board, i.e. from 24 February 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 9/2007
regarding: denying approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jarosław Andrzej Szczepek, member of the Management Board of KGHM Polska Miedź S.A., did not fulfil his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 24 February 2006).

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 10/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:
On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Robert Nowak, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 24 February 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 11/2007
regarding: denying approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Sławomir Pakulski, member of the Management Board of KGHM Polska Miedź S.A., did not fulfil his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 24 February 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 12/2007
regarding: denying approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Wiktor Błądek, member of the Management Board of KGHM Polska Miedź S.A., did not fulfil his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 8 March 2006 to 14 June 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 13/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Maksymilian Bylicki, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 February 2006 to 31 December 2006).
II. This resolution comes into force on the date it is taken.

Resolution Nr 14/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Marek Fusiński, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 February 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 15/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Ireneusz Reszczyński, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 February 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 16/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. The General Shareholders Meeting hereby acknowledges that Mirosław Biliński, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 February 2006 to 14 June 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 17/2007
regarding: approval of the activities of members of the Management Board of the Company in financial year 2006, with the following wording:

Exemption number: 82 4639

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. The General Shareholders Meeting hereby acknowledges that Stanisław Kot, member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 14 June 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 18/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Elżbieta Niebisz, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled her duties in a proper manner in financial year 2006 (during the period in which she fulfilled this function from 1 January 2006 to 31 January 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 19/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Tadeusz Janusz, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 31 January 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 20/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jan Rymarczyk, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 31 January 2006).

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 21/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Krzysztof Szamałek, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 31 January 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 22/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Marek Wierzbowski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 30 January 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 23/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Maciej Kruk, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 24 October 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 24/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

Exemption number: 82 4639

I. The General Shareholders Meeting hereby acknowledges that Józef Czyczerski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 25/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Leszek Hajdacki, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 26/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Ryszard Kurek, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 1 January 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 27/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Krzysztof Skóra, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 31 January 2006 to 10 February 2006).

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 28/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Czesław Cichoń, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 31 January 2006 to 10 August 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 29/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Antoni Dynowski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 31 January 2006 to 24 October 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 30/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. The General Shareholders Meeting hereby acknowledges that Marcin Ślęzak, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 31 January 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 31/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Ryszard Wojnowski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 31 January 2006 to 24 October 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 32/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Adam Łaganowski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 October 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 33/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Stanisław Andrzej Potycz, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 October 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 34/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. The General Shareholders Meeting hereby acknowledges that Jan Sulmicki member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 October 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 35/2007
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2006, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jerzy Żyżyński member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in financial year 2006 (during the period in which he fulfilled this function from 24 October 2006 to 31 December 2006).

II. This resolution comes into force on the date it is taken.

Resolution Nr 36/2007
regarding: approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2006, with the following wording:

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (i.e. Journal of Laws of 2002, nr 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., and with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2006.

II. This resolution comes into force on the date it is taken.

Resolution Nr 37/2007
regarding: approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2006, with the following wording:

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (i.e. Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Financial Statements, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2006, consisting of:

- the consolidated balance sheet at 31 December 2006, which shows total assets and liabilities of PLN 12 993 687 thousand, or twelve billion, nine hundred ninety-three million, six hundred and eighty-seven thousand PLN,

- the consolidated income statement for the period from 1 January to 31 December 2006, showing a net profit of PLN 3 510 003 thousand, or three billion, five hundred and ten million, and three thousand PLN,

- the consolidated statement of changes in equity for the period from 1 January to 31 December 2006, showing a change of equity in the amount of PLN 1 905 081 thousand, or one billion nine hundred and five million and eighty-one thousand PLN,

- the consolidated cash flow statement for the period from 1 January to 31 December 2006 showing net cash flow – an increase of PLN 464 057 thousand, or four hundred sixty-four million, fifty-seven thousand PLN,

- notes to the consolidated financial statements.

II. This resolution comes into force on the date it is taken.

Resolution Nr 38/2007
regarding: acceptance by the General Shareholders Meeting of the „Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company", with the following wording:

On the basis of art.395 §5 of the Commercial Partnerships and Companies Code and on the basis of resolution Nr 44/1062/2004 dated 15 December 2004 of the Supervisory Board of the Warsaw Stock Exchange S.A. on the acceptance of corporate governance principles by joint stock companies which are issuers of shares, convertible bonds or bonds with the right of first refusal, which have been granted approval for public trading on a regulated market, the following is resolved:

I. The General Shareholders Meeting hereby accepts the „Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding the implementation of corporate governance principles by the Company", approved by the Management Board of KGHM Polska Miedź S.A. by resolution Nr 77/VI/2007 dated 15 February 2007 and countersigned by the Supervisory Board by resolution Nr 9/VI/07 dated 23 February 2007.

II. This resolution comes into force on the date it is taken.

Resolution Nr 39/2007, with the following wording:

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., and also reflecting the economic situation of the Company, the following is resolved:

I. The profit of KGHM Polska Miedź S.A. for the financial year 2006 in the amount of PLN 3 395 130 230.53 (three billion, three hundred ninety-five million, one hundred thirty thousand, two hundred and thirty and fifty-three one-hundredths PLN), shall be distributed in the following manner:
As a Shareholders dividend PLN 3 395 130 230.53, representing PLN 16.98 per share,

II. The General Shareholders Meeting hereby establishes the following:
Right to dividend date (i.e. the date of confirmation of the list of shareholders authorised to receive a dividend) : 25 June 2007,
Dividend payment dates: PLN 1 697 565 115.53 on 10 July 2007, and PLN 1 697 565 115 on 10 September 2007.

III. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

The representative of the Polish State Treasury provided the following justifications to the proposed resolution respecting the distribution of profit of the Company for 2006:

„In accordance with art. 395 § 2 point 2 of the Corporate Partnerships and Companies Code and § 29 sec. 1 point 2 of the Statutes of KGHM Polska Miedź S.A., the agenda of the Ordinary General Shareholders Meeting should include the passage of a resolution on the distribution of profit or coverage of losses. The wording of this resolution is proposed by the Shareholder. The right to dividend date and dividend payment date are set by the Ordinary General Shareholders Meeting of public companies, in accordance with the requirement set out by art. 348 § 3 of the Corporate Partnerships and Companies Code.
The Company in the first quarter of 2007 reported positive financial results, in comparison to both the assumed budget and the results from comparable periods. The net revenues of the Company were 7% higher than in the first quarter of 2006. The increase in revenues in the first quarter was due to higher copper and silver prices. Costs by type are showing a decreasing trend in comparison to 2006 as well as to the assumptions to plans. The achieved gross profit on sales and the operating profit were higher in the first quarter of 2007 than in 2006. We can also expect significantly better results from the equity investments carried out by the Company than was the case in 2006. The Company has demonstrated healthy ratios respecting sales profitability and a low level of liabilities, the level of non-current assets coverage by long-term capital is increasing, and the debt ratio is decreasing. Profit per share in the first quarter of 2007 is higher than in the prior year, as is the value of assets per ordinary share.
Copper and silver prices caused an increase in the prices of basic materials in the first quarter of 2007. The production plan for copper and silver products is ahead of plan. Net profit for the first quarter of 2007 amounted to PLN 914 265 thousand and was higher than the planned amount by PLN 156 mln.
Taking into consideration the general trend in prices for basic commodities on global markets as well as the financial policy followed by the Company, it may be assumed that the investment plans of the Company for 2007 may also be financed by the cash flow which will be generated by the Company in 2007."

Objections were raised to Resolution Nr 12/2007.

Legal basis: §39, sec. 1 point 5 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

WICEPREZES ZARZĄDU
Marek Fusiński

END